FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Merilee Raines	2. Issuer Name and Ticker or Trading Symbol IDEXX Laboratories, Inc. ("IDXX")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give title below) [_] Other (specify below) Vice President
(Last) (First) (Middle) 21 Cole Field Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/30/2003
(Street) Cape Elizabeth, ME 04107		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/30/03		D		50	D	$33.60000
Common Stock	01/30/03		D		300	D	$33.62000
Common Stock	01/30/03		D		300	D	$33.63000
Common Stock	01/30/03		D		200	D	$33.63500
Common Stock	01/30/03		D		100	D	$33.64000
Common Stock	01/30/03		D		100	D	$33.65000
Common Stock	01/30/03		D		100	D	$33.67000
Common Stock	01/30/03		D		200	D	$33.68000
Common Stock	01/30/03		D		100	D	$33.69000
Common Stock	01/30/03		D		350	D	$33.70000
Common Stock	01/30/03		D		200	D	$33.72000
Common Stock	01/30/03		D		200	D	$33.73000
Common Stock	01/30/03		D		200	D	$33.74000
Common Stock	01/30/03		D		100	D	$33.75000
Common Stock	01/30/03		D		100	D	$33.78000
Common Stock	01/30/03		D		600	D	$33.82000
Common Stock	01/30/03		D		400	D	$33.82200
Common Stock	01/30/03		D		100	D	$33.89000
Common Stock	01/30/03		D		1,000	D	$33.90000	7,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Conan R. Deady, Esq., Attorney-in-Fact for Merilee Raines **Signature of Reporting Person	January 31, 2003 Date
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